UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

August 6, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

Announcement of Additional Information of Summary of Consolidated Financial Results for the Six Months Ended June 30, 2020

LINE Corporation (Headquarters: Shinjuku-ku, Tokyo, Japan; Representative Director and President: Takeshi Idezawa) announces additional information for the “Summary of Consolidated Financial Results for the Six Months Ended June 30, 2020” announced on July 29, 2020, as follows.

The new information consists of the following:

1. Interim Condensed Consolidated Financial Statements and Selected Notes	6

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited	8

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited	9

(5) Notes to Interim Condensed Consolidated Financial Statements - Unaudited	11

Notes to Significant Accounting Policies	11

Notes to Subsequent Events	16

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

July 29, 2020

LINE Corporation Announces Summary of

Consolidated Financial Results

for the Six Months Ended June 30, 2020

<Prepared in accordance with the International Financial Reporting Standards (“IFRS”)

as issued by the International Accounting Standards Board (“IASB”)>

TOKYO — LINE Corporation (NYSE: LN) (TOKYO: 3938) announces the summary of its consolidated financial results for the six months ended June 30, 2020.

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)
Stock exchange on which the shares are listed:	Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer
Telephone:	+81-3-4316-2050
Filing date of quarterly securities report: August 7, 2020
Payment date of dividends: –
Supplemental materials prepared on quarterly financial results: Yes
Financial results conference scheduled: None

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1.	Consolidated financial results for the first six months of 2020 (from January 1, 2020 to June 30, 2020)

(1)   Consolidated operating results (cumulative)

(Percentages indicate year-on-year changes.)

	Revenues		Loss from operating activities		Loss before income taxes		Loss for the period
For the six months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
June 30, 2020	117,346	5.9	(13,950)	—	(23,608)	—	(24,522)	—
June 30, 2019	110,760	11.5	(21,816)	—	(28,490)	—	(28,029)	—

	Loss attributable to the shareholders of the Company		Comprehensive loss for the period		Basic earnings/(loss) per share		Diluted earnings/(loss) per share
For the six months ended	Millions of yen	%	Millions of yen	%	Yen		Yen
June 30, 2020	(20,163)	—	(24,266)	—		(83.99)		(83.99)
June 30, 2019	(26,619)	—	(31,086)	—		(111.44)		(111.44)

(2)	Consolidated financial position

	Total assets	Total equity	Equity attributable to the shareholders of the Company	Ratio of equity attributable to the shareholders of the Company to total assets
As of	Millions of yen	Millions of yen	Millions of yen	%
June 30, 2020	556,695	164,594	142,420	25.6
December 31, 2019	541,352	174,663	158,133	29.2

2.	Cash dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
For the year ended December 31, 2019	—	0.00	—	0.00	0.00
For the year ending December 31, 2020	—	0.00
For the year ending December 31, 2020 (Forecast)			—	—	—
Note:	Revisions to the cash dividends forecasts most recently announced: None
Cash dividend forecasts for the year ending December 31, 2020: While the Company has decided not to pay interim dividends, it has not yet made a decision regarding its year-end dividends.

3.     Consolidated earnings forecasts for 2020 (from January 1, 2020 to December 31, 2020)

Amid rapid international and domestic changes, there is a level of uncertainty within the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”). As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Furthermore, as the Company’s shares are listed on the New York Stock Exchange as well as the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes

(1)	Changes in significant subsidiaries during the current period (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2)	Changes in accounting policies and estimates

a.	Changes in accounting policies due to revision in accounting standard under IFRS: None

b.	Changes in accounting policies due to other reasons: None

c.	Changes in accounting estimates: None

(3)	Number of shares issued and outstanding (common stock)

a.	Total number of common shares issued and outstanding at the end of the period (including treasury shares)

As of June 30, 2020	241,544,142 shares
As of December 31, 2019	241,133,142 shares

b.	Number of treasury shares at the end of the period

As of June 30, 2020	934,361 shares
As of December 31, 2019	1,524,392 shares

c.	Average number of common shares outstanding during the period (cumulative from the beginning of the fiscal year)

For the six months ended June 30, 2020	240,072,283 shares
For the six months ended June 30, 2019	238,856,268 shares

Quarterly financial results reports are exempt from review procedures conducted by certified accountants or an audit firm.

For the purpose of fair disclosure in connection with the release of the financial statements by NAVER Corporation, the Company’s parent company, and timely disclosure of the Company’s Summary of Consolidated Financial Results, the Company discloses the Interim Condensed Consolidated Statement of Financial Position, Interim Condensed Consolidated Statement of Profit or Loss and segment information in advance, and other information will be released as soon as it has been prepared. Supplementary information to this earnings release, including the Group’s profit and loss by segment, will be available today at the following IR website: https://linecorp.com/en/ir/top.

Due to the spread of the COVID-19, the Group has recorded impairment loss on property and equipment and right-of-use assets in the Consolidated Financial Results for the six months ended June 30, 2020. Please refer to the IR news, “Notice of Recognition of Loss Allowance on Loan Receivables and Impairment Loss of Property and Equipment and Right-of-Use Assets”, announced on July 29, 2020 for more details.

Index:

1.	Interim Condensed Consolidated Financial Statements and Selected Notes

(1)	Interim Condensed Consolidated Statement of Financial Position - Unaudited

	(In millions of yen)

	December 31, 2019	June 30, 2020
Assets
Current assets
Cash and cash equivalents	217,345	178,916
Trade and other receivables	42,680	51,967
Other financial assets, current	20,117	27,898
Contract assets	241	233
Inventories	4,740	11,120
Other current assets	10,518	9,394

Total current assets	295,641	279,528

Non-current assets
Property and equipment	25,024	27,205
Right-of-use assets	54,337	56,328
Goodwill	17,651	17,602
Other intangible assets	7,801	8,447
Investments in associates and joint ventures	64,194	91,158
Other financial assets, non-current	51,737	50,576
Deferred tax assets	24,095	25,214
Other non-current assets	872	637

Total non-current assets	245,711	277,167

Total assets	541,352	556,695

Liabilities
Current liabilities
Trade and other payables	43,710	47,041
Other financial liabilities, current	44,826	53,020
Accrued expenses	23,462	19,455
Income tax payables	3,963	1,722
Lease liabilities, current	11,487	13,568
Contract liabilities, current	25,752	28,129
Provisions, current	3,221	3,782
Other current liabilities	5,238	10,045

Total current liabilities	161,659	176,762

Non-current liabilities
Corporate bonds	142,851	143,211
Other financial liabilities, non-current	362	325
Lease liabilities, non-current	45,150	49,988
Contract liabilities, non-current	—	5,438
Deferred tax liabilities	1,071	966
Provisions, non-current	4,528	4,816
Post-employment benefits	9,617	10,125
Other non-current liabilities	1,451	470

Total non-current liabilities	205,030	215,339

Total liabilities	366,689	392,101

Shareholders’ equity
Share capital	96,737	97,284
Share premium	121,299	122,554
Treasury shares	(6,308)	(3,872)
Accumulated deficit	(53,524)	(69,335)
Accumulated other comprehensive income	(71)	(4,211)

Equity attributable to the shareholders of the Company	158,133	142,420

Non-controlling interests	16,530	22,174

Total shareholders’ equity	174,663	164,594

Total liabilities and shareholders’ equity	541,352	556,695

(2)	Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

	(In millions of yen)

	For the six-month period ended June 30,
	2019	2020
Revenues and other operating income:
Revenues	110,760	117,346
Other operating income	1,404	1,777

Total revenues and other operating income	112,164	119,123
Operating expenses:
Payment processing and licensing expenses	(17,170)	(20,451)
Sales commission expenses	(8,624)	(4,808)
Employee compensation expenses	(33,775)	(38,011)
Marketing expenses	(20,608)	(11,131)
Infrastructure and communication expenses	(5,298)	(5,601)
Outsourcing and other service expenses	(20,118)	(22,973)
Depreciation and amortization expenses	(10,570)	(13,109)
Other operating expenses	(17,817)	(16,989)

Total operating expenses	(133,980)	(133,073)

Loss from operating activities	(21,816)	(13,950)
Finance income	272	173
Finance costs	(942)	(1,024)
Share of loss of associates and joint ventures	(6,676)	(6,397)
Loss on foreign currency transactions, net	(503)	(410)
Other non-operating income	1,401	1,004
Other non-operating expenses	(226)	(3,004)

Loss before tax from continuing operations	(28,490)	(23,608)
Income tax benefits/(expenses)	461	(914)

Loss for the period from continuing operations	(28,029)	(24,522)
Profit from discontinued operations, net of tax	0	—

Loss for the period	(28,029)	(24,522)

Attributable to:
The shareholders of the Company	(26,619)	(20,163)
Non-controlling interests	(1,410)	(4,359)

		(In yen)
Earnings per share
Basic loss for the period attributable to the shareholders of the Company	(111.44)	(83.99)
Diluted loss for the period attributable to the shareholders of the Company	(111.44)	(83.99)
Earnings per share from continuing operations
Basic loss from continuing operations attributable to the shareholders of the Company	(111.44)	(83.99)
Diluted loss from continuing operations attributable to the shareholders of the Company	(111.44)	(83.99)
Earnings per share from discontinued operations
Basic profit from discontinued operations attributable to the shareholders of the Company	0.00	—
Diluted profit from discontinued operations attributable to the shareholders of the Company	0.00	—

(3)	Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

	(In millions of yen)

	For the six-month period ended June 30,
	2019	2020
Loss for the period	(28,029)	(24,522)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI	(163)	2,794
Income tax relating to items that will not be reclassified to profit or loss	52	(866)
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI:
Net changes in fair value of debt instruments at FVOCI	30	(78)
Reclassification to profit or loss of debt instruments at FVOCI	2	(14)
Exchange differences on translation of foreign operations:
Loss arising during the period	(3,432)	(2,074)
Reclassification to profit or loss	1	122
Proportionate share of other comprehensive income of associates and joint ventures	105	(36)
Income tax relating to items that may be reclassified subsequently to profit or loss	348	408

Total other comprehensive (loss)/income for the period, net of tax	(3,057)	256

Total comprehensive loss for the period, net of tax	(31,086)	(24,266)

Attributable to:
The shareholders of the Company	(29,451)	(19,963)
Non-controlling interests	(1,635)	(4,303)

(4)	Interim Condensed Consolidated Statement of Change in Equity - Unaudited

	(In millions of yen)

	Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income
	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2019	96,064	118,626	(8,205)	(5,556)	(659)	(1,417)	63	198,916
Adjustment on adoption of new accounting standards	—	—	—	(26)	—	—	—	(26)

Balance at January 1, 2019 (adjusted)	96,064	118,626	(8,205)	(5,582)	(659)	(1,417)	63	198,890
Comprehensive loss
Loss for the period	—	—	—	(26,619)	—	—	—	(26,619)
Other comprehensive loss	—	—	—	—	(2,808)	(24)	—	(2,832)

Total comprehensive loss for the period	—	—	—	(26,619)	(2,808)	(24)	—	(29,451)
Transactions with owners and other transactions
Recognition of share-based payments	—	573	—	—	—	—	—	573
Forfeiture of stock options	—	(51)	—	51	—	—	—	—
Exercise of stock options	384	(117)	—	—	—	—	—	267
Changes in interest in subsidiaries	—	293	—	—	—	—	—	293
Acquisition of subsidiaries	—	—	—	—	—	—	—	—
Disposal of treasury shares	—	(440)	1,600	—	—	—	—	1,160
Purchase of treasury shares	—	—	0	—	—	—	—	0
Transfer of accumulated other comprehensive income to accumulated deficit	—	—	—	46	—	(46)	—	—
Other	—	—	—	(24)	—	—	—	(24)

Total transactions with owners and other transactions	384	258	1,600	73	—	(46)	—	2,269

Balance at June 30, 2019	96,448	118,884	(6,605)	(32,128)	(3,467)	(1,487)	63	171,708

	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2019	9,598	208,514
Adjustment on adoption of new accounting standards	—	(26)

Balance at January 1, 2019 (adjusted)	9,598	208,488
Comprehensive loss
Loss for the period	(1,410)	(28,029)
Other comprehensive loss	(225)	(3,057)

Total comprehensive loss for the period	(1,635)	(31,086)
Transactions with owners and other transactions
Recognition of share-based payments	—	573
Forfeiture of stock options	—	—
Exercise of stock options	—	267
Changes in interest in subsidiaries	12,782	13,075
Acquisition of subsidiaries	86	86
Disposal of treasury shares	—	1,160
Purchase of treasury shares	—	0
Transfer of accumulated other comprehensive income to accumulated deficit	—	—
Other	—	(24)

Total transactions with owners and other transactions	12,868	15,137

Balance at June 30, 2019	20,831	192,539

(4)	Interim Condensed Consolidated Statement of Change in Equity - Unaudited

	(In millions of yen)

	Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income
	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2020	96,737	121,299	(6,308)	(53,524)	(1,342)	2,355	(1,084)	158,133
Comprehensive (loss)/income
Loss for the period	—	—	—	(20,163)	—	—	—	(20,163)
Other comprehensive (loss)/income	—	—	—	—	(1,630)	1,834	(4)	200

Total comprehensive (loss)/income for the period	—	—	—	(20,163)	(1,630)	1,834	(4)	(19,963)
Transactions with owners and other transactions
Recognition of share-based payments	—	1,587	—	—	—	—	—	1,587
Forfeiture of stock options	—	(13)	—	13	—	—	—	—
Exercise of stock options	547	(81)	—	—	—	—	—	466
Changes in interest in subsidiaries	—	—	—	—	—	—	—	—
Disposal of treasury shares	—	(238)	2,459	—	—	—	—	2,221
Purchase of treasury shares	—	—	(23)	—	—	—	—	(23)
Transfer of accumulated other comprehensive income to accumulated deficit	—	—	—	4,340	—	(4,340)	—	—
Other	—	—	—	(1)	—	—	—	(1)

Total transactions with owners and other transactions	547	1,255	2,436	4,352	—	(4,340)	—	4,250

Balance at June 30, 2020	97,284	122,554	(3,872)	(69,335)	(2,972)	(151)	(1,088)	142,420

	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2020	16,530	174,663
Comprehensive (loss)/income
Loss for the period	(4,359)	(24,522)
Other comprehensive (loss)/income	56	256

Total comprehensive (loss)/income for the period	(4,303)	(24,266)
Transactions with owners and other transactions
Recognition of share-based payments	—	1,587
Forfeiture of stock options	—	—
Exercise of stock options	—	466
Changes in interest in subsidiaries	9,947	9,947
Disposal of treasury shares	—	2,221
Purchase of treasury shares	—	(23)
Transfer of accumulated other comprehensive income to accumulated deficit	—	—
Other	—	(1)

Total transactions with owners and other transactions	9,947	14,197

Balance at June 30, 2020	22,174	164,594

(5)	Notes to Interim Condensed Consolidated Financial Statements - Unaudited

Notes to Significant Accounting Policies

The significant accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019.

The adoption of new and revised IFRS issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2020 had no significant impact on the Group’s unaudited interim condensed consolidated financial statements as of June 30, 2019 and 2020 and for the six-month periods then ended, as well as annual consolidated financial statements for the year ended December 31, 2019.

In addition, the new and revised standards and interpretations that have been issued but are not yet effective have not been adopted early by the Group.

Notes to Segment Information

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and to assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of the Core business based on revenue and profitability growth and assesses the business performance of the Strategic business based on profitability as well as important non-financial KPIs such as expansion of the user base.

(1)	Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	The Core business segment mainly consists of advertising service, communication and content. Advertising services mainly include display advertising, account advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on services such as livedoor Blog, NAVER Matome and advertisements appearing on LINE Part-Time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE GAME.
Strategic business segment	The Strategic business segment consists of Fintech services such as LINE Pay service, and other services such as AI, LINE Friends, and E-commerce.

(2)	Profit or Loss for the Group’s reportable segments

The Group’s operating profit or loss for each segment is prepared in the same method as used in the consolidated financial statements, except that certain items such as other operating income and share-based compensation expenses are included in corporate adjustments. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses the information after eliminating intercompany transactions for their performance assessment, there is no adjustment between segments.

For the six-month period ended June 30, 2019

					(In millions of yen)
	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	96,355	14,405	110,760	—	110,760
Segment profit/(loss)(2)	16,861	(38,483)	(21,622)	(194)	(21,816)
Depreciation and amortization expenses	6,793	3,777	10,570	—	10,570
(1)	Corporate adjustments include expenses such as other operating income and share-based compensation expenses.
(2)	The amount of Segment profit/(loss) is equivalent to loss from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

For the six-month period ended June 30, 2020

					(In millions of yen)
	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	102,380	14,966	117,346	—	117,346
Segment profit/(loss)(2)	22,082	(34,716)	(12,634)	(1,316)	(13,950)
Depreciation and amortization expenses	8,395	4,714	13,109	—	13,109
(1)	Corporate adjustments include expenses such as other operating income and share-based compensation expenses.
(2)	The amount of Segment profit/(loss) is equivalent to loss from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

The reconciliation of Segment loss to loss before tax from continuing operations is as follows:

For the six-month periods ended June 30,

		(In millions of yen)

	2019	2020
Segment loss	(21,816)	(13,950)
Finance income	272	173
Finance costs	(942)	(1,024)
Share of loss of associates and joint ventures	(6,676)	(6,397)
Loss on foreign currency transactions, net	(503)	(410)
Other non-operating income	1,401	1,004
Other non-operating expenses	(226)	(3,004)

Loss for the period before tax from continuing operations	(28,490)	(23,608)

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the six-month periods ended June 30, 2019 and 2020 are as follows.

Revenues recognized at a point in time mainly consist of revenues from LINE Friends.

For the six-month periods ended June 30,

	(In millions of yen)

	2019	2020
Core business
Advertising
Display advertising(1)	22,080	31,726
Account advertising(2)	31,210	29,274
Other advertising(3)	7,239	3,906

Sub-total	60,529	64,906

Communication, content, and others
Communication(4)	14,601	15,198
Content(5)	18,829	20,866
Others	2,396	1,410

Subtotal	35,826	37,474

Core business total	96,355	102,380

Strategic business
Friends(6)	9,137	5,398
Others(7)	5,268	9,568

Strategic business total	14,405	14,966

Total	110,760	117,346

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline, Smart Channel and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor, NAVER Matome and LINE Part-Time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAME’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from E-commerce.

Notes to Going-Concern Assumption

Not applicable.

Notes to Subsequent Events

Issuance of Stock Warrant (Stock Option)

Pursuant to the resolution of the board of directors’ meeting held on March 26, 2020 and July 29, 2020, the Company is planning to grant stock warrants in the form of stock options (the LINE Corporation 26th stock option and the LINE Corporation 27th stock option) to directors of the Company and its outside directors on November 5, 2020, as well as stock warrants in the form of stock options (The LINE Corporation 28th stock option) to the employees of the Company and its subsidiaries on April 28, 2021.

Name of stock options	The LINE Corporation 26th Stock Option	The LINE Corporation 27th Stock Option
Title and number of grantees	Four of the Company’s directors	Three of the Company’s outside directors
Total number of stock options	30,240	240
Class and number of shares to be issued upon exercise of stock options	3,024,000 of common shares	24,000 of common shares
Value of property to be contributed upon exercise of stock options

The average closing price of the Company’s common stock in the month preceding the month in which the stock option is granted multiplied by 1.05, or the closing price of the grant day, whichever is higher.

Same as on the left
Fair value of stock options at the grant date	To be determined at the grant date	Same as on the left
Exercise period for stock options	From November 5, 2023 to November 5, 2030	Same as on the left

Name of stock options	The LINE Corporation 28th Stock Option
Title and number of grantees	The Company’s employees and the Company’s subsidiaries’ employees (Numbers of grantees have not been determined yet)
Total number of stock options	50,328
Class and number of shares to be issued upon exercise of stock options	5,032,800 of common shares
Value of property to be contributed upon exercise of stock options

The average closing price of the Company’s common stock in the month preceding the month in which the stock option is granted multiplied by 1.05, or the closing price of the grant day, whichever is higher.

Fair value of stock options at the grant date	To be determined at the grant date
Exercise period for stock options	From November 5, 2023 to November 5, 2030

Change of consolidated subsidiaries to associates

The Company resolved at the board of directors’ meeting held on May 27, 2020 to transfer its shares of LINE Digital Frontier Corporation, a consolidated subsidiary of the Company, to Webtoon Entertainment Inc. and executed the transfer on August 3, 2020 as a consideration for the acquisition of shares of Webtoon Entertainment Inc. As a result, the ownership ratio in Webtoon Entertainment Inc. and LINE Digital Frontier Corporation became 33.4%. Accordingly, LINE Digital Frontier Corporation including its subsidiary are accounted for as associates under the equity method rather than as consolidated subsidiaries. The Group expects to record gains on loss of control of subsidiary for the nine-month period ending September 30, 2020.

Merger of consolidated subsidiaries and changes in consolidated subsidiaries to associates

LINE Man Corporation Pte. Ltd., a consolidated subsidiary of the Group, has resolved at its board of directors’ meeting held on July 30, 2020 to execute an absorption type merger with Wongnai Media Pte. Ltd. and a third-party allotment of new shares in the amount of 110 million dollars. In the event that the merger and the third-party allotment are executed, the Company’s ownership in LINE Man Corporation Pte. Ltd. shall decrease from 100.0% to 45.6%, resulting LINE Man Corporation Pte. Ltd. and its subsidiary to be accounted for as associates under the equity method rather than as consolidated subsidiaries. The Group expects to record gains on loss of control of subsidiary for the nine-month period ending September 30, 2020.

Capital injection of consolidated subsidiary

The Company resolved, at the board of directors’ meeting held on July 27, 2020, the capital injection of 85 billion Korean won from NAVER to LINE Friends Corporation, a subsidiary of the Group.

Tender offer

The Company resolved at the board of directors’ meeting held on August 3, 2020 to express, with respect to the tender offers to be made jointly by SoftBank Corp. (“SoftBank”) and NAVER, the controlling shareholder of the Company, or one of NAVER’s wholly-owned subsidiaries, consisting of a) a tender offer to be carried out in Japan to acquire all outstanding shares of common stock (the “Common Shares”), the share options and the convertible bonds (“Share Options” and “Convertible Bonds”) of the Company (the “Japan Offer”), and b) a tender offer to be carried out in the United States to acquire American depository shares (the “ADS”), which represents one Common Share (the “U.S. Offer”; and together with the Japan Offer the “Offers”), an opinion in support of the Offers, recommend that the Company’s shareholders and the holders of ADSs tender their Common Shares and ADSs into the Offers and defer to the judgment of the Share Options holders and Convertible Bond holders whether or not to tender their Share Options and Convertible Bond in the Offers.

It is noted that the Board of directors adopted the aforementioned resolution based on the assumptions i) that it is contemplated that SoftBank, NAVER and the NAVER J. Hub Corporation, a wholly-owned subsidiary of NAVER, will become the sole shareholders of the Company through the Offers and a series of subsequent procedures, as well as ii) that the delisting of the Common Shares is scheduled.

1.	Outline of the Purchasers

(1) Outline of SoftBank

(1)	Company Name	SoftBank Corp.

(2)	Address	1-9-1 Higashi-shimbashi, Minato-ku, Tokyo, Japan

(3)	Name and title of representative	Ken Miyauchi, Representative Director, President & CEO

(4)	Description of business	Provision of mobile communications services, sale of mobile devices, provision of fixed-line telecommunications and an internet service provider

(5)	Capital	204,309 million yen (As of March 31, 2020)

(6)	Founded	December 9, 1986

(7)	Major shareholders and shareholding ratio (As of March 31, 2020)	SoftBank Group Japan Corporation	67.13%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	2.25%
		Japan Trustee Services Bank, Ltd. (Trust Account)	1.54%
		Japan Trustee Services Bank, Ltd. (Trust Account 5)	0.77%
		STATE STREET BANK WEST CLIENT-TREATY 505234	0.57%
		STATE STREET BANK AND TRUST COMPANY 505103	0.51%
		Japan Trustee Services Bank, Ltd. (Trust Account 1)	0.39%
		Japan Trustee Services Bank, Ltd. (Trust Account 2)	0.36%
		Japan Trustee Services Bank, Ltd. (Trust Account 6)	0.31%
		Japan Trustee Services Bank, Ltd. (Trust Account 9)	0.31%

(8)	Relationship between the Company and the Purchaser (SoftBank)
	Capital relationship	Not applicable
	Personal relationship	Not applicable
	Business relationship	The Company is engaged in transactions with SoftBank with respect to the use of communications services, etc.
	Status as Related Party	SoftBank and the Company are not related parties to each other.

(2) Outline of NAVER J. Hub

(1)	Name	NAVER J. Hub Corporation

(2)	Address	2-10-44, Kamiosaki, Shinagawa-ku, Tokyo, Japan

(3)	Name and title of representative	Sang Jin Park, Representative Director

(4)	Description of business	Global AI investment and real estate leasing

(5)	Capital	50 million yen (As of August 3, 2020)

(6)	Founded	July 12, 2018

(7)	Major shareholders and shareholding ratio (As of August 3, 2020)	NAVER Corporation	100%

(8)	Relationship between the Company and the Purchaser (NAVER J. Hub)
Capital relationship

Not applicable. NAVER, the wholly-owning parent company of NAVER J. Hub, holds 174,992,000 Common Shares (which represent 72.45% of the total number of issued shares of the Company (241,544,142 shares) as of June 30, 2020) and is the parent company of the Company. NAVER also holds a portion of the Convertible Bonds.

Personal relationship

There are two people seconded from the Company to NAVER J. Hub. Mr. Hae Jin Lee, an executive officer of NAVER, the wholly-owning parent company of NAVER J. Hub, also serves as chairman of the Company’s board of directors.

Business relationship

Not applicable other than the fact that the Company leases equipment such as personal computers to NAVER J. Hub. The Company is engaged in transactions with NAVER, the wholly-owning parent company of NAVER J. Hub, with respect to advertising services, etc.

	Status as Related Party	As the Company and NAVER J. Hub have the same parent company, NAVER J. Hub is a related party of the Company.

2.	Purchase Price

(1) Common Share 5,380 yen per share

(2) Share Options

(i)	The “4th Series Share Options” and the “5th Series Share Options”

Share options issued based on the resolution of the board of directors’ meeting of the Company held on December 11, 2013 (The exercise period shall be from December 17, 2015 to December 16, 2023) for 1 yen per share;

(ii)	The “7th Series Share Options” and the “8th Series Share Options”

Share options issued based on the resolution of the board of directors’ meeting of the Company held on February 5, 2014 (The exercise period shall be from February 8, 2016 to February 5, 2024) for 1 yen per share;

(iii)	The “10th Series Share Options” and the “11th Series Share Options”

Share options issued based on the resolution of the board of directors’ meeting of the Company held on August 1, 2014 (The exercise period shall be from August 9, 2016 to August 8, 2024) for 1 yen per share;

(iv)	The “13th Series Share Options” and the “14th Series Share Options”

Share options issued based on the resolution of the board of directors’ meeting of the Company held on September 30, 2014 (The exercise period shall be from November 1, 2016 to October 31, 2024) for 1 yen per share;

(v)	The “16th Series Share Options”, the “17th Series Share Options”, the “18th Series Share Options” and the “19th Series Share Options”

Share options issued based on the resolution of the board of directors’ meeting of the Company held on January 30, 2015 (The exercise period shall be from February 4, 2017 to February 3, 2025) for 1 yen per share;

(vi)	The “20th Series Share Options”

Share options issued based on the resolution of the board of directors’ meeting of the Company held on June 26, 2017 (The exercise period shall be from July 18, 2018 to July 18, 2027) for 1 yen per share;

(vii)	The “22nd Series Share Options”, the “23rd Series Share Options” and the “24th Series Share Options”

Share options issued based on the resolution of the board of directors’ meeting of the Company held on July 9, 2019 (The exercise period shall be from July 29, 2022 to July 8, 2029) for 1 yen per share; and

(viii)	The “25th Series Share Options”

Share options issued based on the resolution of the board of directors’ meeting of the Company held on July 9, 2019 and March 30, 2020 (The exercise period shall be from July 29, 2022 to July 8, 2029) for 1 yen per share;

(3) Convertible bonds

(i)	Euroyen convertible bonds due 2023 issued pursuant to the resolution of the board of directors’ meeting of the Company held on September 4, 2018 for 7,203,820 yen per face value of 10,000,000 yen; and

(ii)	Euroyen convertible bonds due 2025 issued pursuant to the resolution of the board of directors’ meeting of the Company held on September 4, 2018 for 7,155,400 yen per face value of 10,000,000 yen.

(4) Depositary receipts for share certificates

American depositary shares that are registered and issued by JP Morgan Chase Bank, N.A. in the United States and listed on the New York Stock Exchange, representing the title to one Common Share deposited with Mizuho Bank, Ltd., which is the custodian bank of the underlying shares for 5,380 yen per ADS.

3.	Date of Public Notice of Commencement of the Offers

August 4, 2020 (Tuesday)

4.	Period of the Offers

From August 4, 2020 (Tuesday) through September 15, 2020 (Tuesday) (30 Business Days)